July 9, 2021

Li Xiao

Ibolya Ignat

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AnPac Bio-Medical Science Co., Ltd. Form 20-F for Fiscal Year Ended December 31, 2020 Filed April 30, 2021 File No. 001-39137

Dear Li Xiao and Ibolya Ignat:

AnPac Bio-Medical Science Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), hereby responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 6, 2021, regarding the Company’s annual report on Form 20-F for the year ended December 31, 2020 that was filed on April 30, 2021 (the “2020 Form 20-F”).

In accordance with the Staff’s comments, the Company has filed, as of the date hereof, the Amendment No.1 to its 2020 Form 20-F, which includes the updated certifications by its principal executive officer and principal financial officer as Exhibits 12.1 and 12.2, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

Should you have any question regarding this response letter or the Amendment No. 1 to the Company’s 2020 Form 20-F, please contact Chris Chang Yu, the Chairman and Chief Executive Officer of the Company, by email at chris_yu@anpac.cn.

Very truly yours,

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Chris Chang Yu

Name: Chris Chang Yu

Title: Chairman and Chief Executive Officer